Room 4561

August 11, 2006

Eberhard Schoneburg
Chairman, President and Chief Executive Officer
Artificial Life, Inc.
China Online Center, Suite 4601
333 Lockhart Road
Wanchai, Hong Kong

Re: Artificial Life, Inc.
Preliminary Proxy Statement on Schedule 14A filed August 4, 2006
File No. 0-25075

Dear Mr. Schoneburg:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 5

1.   Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment(s) to your charter. In amending your charter, Section 242(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability." Your disclosure does not indicate whether the board of directors adopted the amendment(s) for which you are seeking stockholder approval. Please revise your disclosure as appropriate.

2.   Please disclose the number of shares under your proposed increase in authorized capital that will be available for issuance and provide a tabular presentation indicating the current number of shares issued and outstanding or otherwise reserved and the percentage of the current and proposed authorized capital such shares represent or will represent.

3.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the proposed newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4.   In light of the prospective increase in available capital as a result of your proposal, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Proposal No. 3, page 7

5.   We note that you have granted options under your 1998 equity incentive plan in excess of the shareholder-approved amount of 3,700,000. As a result, it appears that additional disclosure pursuant to Items 10(a) and (b)(2) is necessary with respect to the options granted for shares in excess of the shareholder-approved amount. Please revise or otherwise advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director